10/3



06017334

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL



REGISTRANT'S NAME African Metals Corp.

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
OCT 18 2006
THOMSON FINANCIAL

FILE NO. 82- 01856

FISCAL YEAR 5-31-06

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐
12G32BR	(REINSTATEMENT)	☐
DEF 14A	(PROXY)	☐
AR/S	(ANNUAL REPORT)	☑
SUPPL	(OTHER)	☐

OICF/BY: [signature]

DAT : 10/2/06

African Metals Corporation

2006 ANNUAL REPORT

CORPORATE HEAD OFFICE

Suite 515, 475 Howe Street, Vancouver, BC, CANADA V6C 2B3
Telephone: (604) 684-4100 Facsimile: (604) 684-5854
Website: www.africanmetals.com E-mail: info@africanmetals.com

African Metals Corporation

515 - 475 Howe Street, Vancouver, BC, V6C 2B3 Tel: 604-684-4100 Fax: 604-684-5854
Website: www.africanmetals.com E-mail: info@africanmetals.com

Annual Report to Shareholders for the Year Ended May 31, 2006

(BC Form 51-102F1, Schedule C: Management Discussion and Analysis)

Dear Shareholders:

Introduction

Much of the activity of African Metals Corporation during the Fiscal Year 2006, ending on May 31, 2006, was concentrated on exploring its diamond concessions in western Mali, West Africa. The known kimberlite pipes in the district are characterized by a low count in microdiamonds. There is also a large population of macrodiamonds. Adequate testing of those kimberlite pipes with a low percentage of microdiamonds, but known macrodiamonds, requires the treating of large bulk samples which can be very costly. As a result, the Company is seeking a large joint venture partner.

At the beginning of the fiscal year, African Metals raised $600,000 mainly to fund its diamond programs. Subsequent to the year-end, the Company announced a $1,000,000 financing in order to continue work on its gold concessions but also to acquire and start exploration on a new, as yet undetermined, exploration project in Africa.

African Metals' Diamond Concessions

African Metals holds 7,281 sq km of diamond concessions covering 13 kimberlite pipes. The Company completed a drill program in the summer of 2005 in which 3 previously known kimberlite pipes were intersected in 6 holes. A total of 895 kg of drill core was sent to SGS Lakefield to test for diamonds and diamond indicator minerals. Only two microdiamonds were found, and the results of testing diamond indicator minerals were mixed.

Of the 95 diamonds previously found and documented in the district before 2006, from both alluvial sources and bulk sampling of kimberlite pipes, 19 were microdiamonds and 74 were macrodiamonds of which 21 were one carat or greater. This is a very large population of macrodiamonds for the number of diamonds discovered. The macrodiamonds have been found in several different locations within the area. Either the macrodiamonds have been sourced from some of the known kimberlite pipes in the area or from, as yet undiscovered, kimberlite pipes. Whatever the case, all evidence indicates that the kimberlite pipes in the Kenieba District are characterized by a very small population of microdiamonds. Testing a kimberlite pipe with few microdiamonds, but with known macrodiamonds, requires the expensive treating of very large bulk samples to determine the economic feasibility of mining. As a result, the Company is seeking a joint venture partner.

To further enhance a joint venture package, the Company, subsequent to year-end, completed a pooling agreement with Nevsun Resources. Of the 30 known kimberlite pipes in the district, 23 (7 are diamondiferous) are covered by the African Metals – Nevsun concessions. Eleven of the diamonds previously found on the joint concessions ranged from 30 to 232 carats. Under the terms of the pooling agreement, 95% of any royalty or net profit interest from an operating diamond mine or placer operation would be paid to the concession holder and 5% to the other party. Any option payment will be made as 85% to African Metals and 15% to Nevsun.

There are still many untested magnetic anomalies which could indicate the presence of kimberlite pipes. Several were tested at the end of the 2006 program. Samples from termite mounds over two of these anomalies provided fresh, unabraded ilmenite grains which, in Carl Verley's (P. Geo.) opinion, strongly indicate the presence of a kimberlite pipe at each location. The grains are currently in for microprobe analysis to confirm their kimberlitic nature and to estimate the diamond preservation potential.

Comifa and Fatako Gold Concessions

During the year, African Metals added the 50 sq km Fatako gold concession to the 8 sq km Comifa gold concession. When these concessions are taken as a block, they border both Nevsun Resources' Tabakoto concession and Randgold's Loulo concession, both of which cover an operating gold mine.

Programs were completed on both concessions in the autumn of 2005. On the Comifa concession, two northwesterly gold, soil anomalies were outlined.

515 - 475 Howe Street, Vancouver, BC, V6C 2B3 Tel: 604-684-4100 Fax: 604-684-5854
Website: www.africanmetals.com E-mail: info@africanmetals.com

Comifa and Fatako Gold Concessions (continued)

The northern zone was traced for 1,150 m with anomalous values ranging from 29 to 1,615 parts per billion gold. The southern anomaly was traced for 900 m with values ranging from 51 to 4,605 ppb gold.

Four areas of interest were outlined on the Fatako concession. The most interesting consists of an area of soil samples over a length of 1,200 m with values ranging from 34 to 896 ppb gold. The Company plans a follow-up program of mapping, pitting and sampling on both concessions during the year.

New Project

Because of the fact that African Metals is planning to joint venture its Malian diamond project, the Company is actively seeking of a high profile project to replace it. The search so far has been confined to Africa and a number of exploration projects are being considered.

The Exploration Team

Planning for and supervision of the projects is carried out by Mamadou Keita, M.Sc. Geo., Willis W. Osborne M.Sc. Geo., and Carl G. Verley, P. Geo. Mr. Carl G.Verley, P. Geo. is the Independent Qualified Person under National Instrument 43-101.

Overview of Performance

During fiscal 2006, the Company's total assets increased by $582,580 to $1,194,036 mainly as a result of increased expenditures in deferred exploration costs, with the largest amount, $520,796, incurred on the Kenieba Nord Concession. The Company's working capital in 2006 as compared to 2005 decreased by $142,608 to $3,629, mainly because of a decrease in prepaid expenses of $92,531 and an increase in accounts payable of $73,745. This is explained by the fact that 2005 prepaid expenses included an $88,541 drill contract prepayment on the Kenieba Nord Concession with no such prepayment in fiscal 2006. Current year's accounts payable includes an $69,464 trade payable to a mineral services company. During fiscal 2006, the Company's deficit increased by $245,709 to $9,956,956.

Results of Operations

The net loss for fiscal 2006 was $245,709 or $0.02 per share as compared to $170,678 or $0.01 per share in fiscal 2005. The main reason for the $75,031 increase in net loss is the stock-based compensation expense of $108,878 incurred in fiscal 2006 as opposed to a no stock-based compensation expense in fiscal 2005. The fiscal 2006 net loss was reduced by a $55,233 gain on sale of shares in Great Quest Metals Ltd. There was no sale of shares in fiscal 2005. If you extrapolate the effects of the stock-based compensation adjustment and the gain on sale of shares, the net loss for fiscal 2006 would have increased by only $21,386 or by a 12.5% increase in expenses as compared to fiscal 2005. This increase can be mainly attributed to additional salary costs related to the Mali office required as a result of the increased exploration activity in Africa, an increased effort to promote the Company at various conferences and additional stock exchange fees related to acquiring additional financings for the Company. During fiscal 2006 capitalized exploration costs increased by $591,656 and an additional $36,138 was spent on payments towards mineral property Option Agreements.

Summary of Quarterly Results

Selected financial information for the last twelve quarters, starting with the Fourth Quarter, 2006, is as follows:

Quarter	Revenue	Net (loss)	Net (loss) per share
2006 4th Q	$ 44	$ 47,693	$ 0.003
2006 3rd Q	$ 13	$ 47,417	$ 0.003
2006 2nd Q	$ 69	$ 102,918	$ 0.006
2006 1st Q	$ 33	$ 47,681	$ 0.003
2005 4th Q	$ 39	$ 53,973	$ 0.004
2005 3rd Q	$ 26	$ 42,898	$ 0.003
2005 2nd Q	$ 43	$ 36,480	$ 0.003
2005 1st Q	$ 7	$ 37,327	$ 0.003
2004 4th Q	$ 149	$ 134,847	$ 0.010
2004 3rd Q	$ 70	$ 51,997	$ 0.004
2004 2nd Q	$ 10	$ 35,631	$ 0.003
2004 1st Q	$ 2	$ 20,583	$ 0.001

African Metals Corporation

515 - 475 Howe Street, Vancouver, BC, V6C 2B3 Tel: 604-684-4100 Fax: 604-684-5854
Website: www.africanmetals.com E-mail: info@africanmetals.com

Annual Report to Shareholders for the Year Ended May 31, 2006

(BC Form 51-102F1, Schedule C: Management Discussion and Analysis)

Summary of Annual Results

Fiscal Year	2006	2005	2004
Total Revenues	$ 159	$ 115	$ 231
Total Loss	$ 245,709	$ 170,678	$ 243,008
Loss Per Share	$ 0.02	$ 0.01	$ 0.02
Total Assets	$1,194,036	$ 611,456	$ 383,977

Liquidity

During the fiscal year, the Company completed a $600,000, 1,200,000 unit private placement at $0.50 per unit with each unit consisting of one share and one half of a transferable share purchase warrant. Each full warrant entitled the holder to purchase an additional share at $0.60 until July 19, 2006. The shares became free-trading on November 20, 2005. In addition, $24,130 was received on the option of 105,000 shares at amounts ranging from $0.20 to $0.27 per share. Also, during fiscal 2006, the Company granted 235,000 5-year stock options to its directors, officers and consultants at $0.60. The Company also sold 100,000 shares in Great Quest Metals Ltd. to participate in a private placement of Great Quest Metals Ltd. at $0.70 per unit. In doing so, the Company acquired 50,000 warrants for 50,000 shares at $0.80 per share.

Subsequent to the fiscal year, the Company completed a $1,000,000, 2,500,000 unit private placement at $0.40 per unit with each unit consisting of one share and one transferable share purchase warrant. Each warrant will entitle the holder to purchase one additional share at $0.50 for a 2 year period from the closing date. The Company is awaiting approval by the TSX Venture Exchange. All shares issued under this private placement will be subject to a four month hold period from closing. Also, subsequent to fiscal 2006 the Company granted 800,000, 5-year stock options at $0.50 with a fair value of $353,505 to directors, officers, consultants and employees of the Company.

The Company will need to raise additional capital to continue its exploration projects. While the Company has been successful in accessing the equity market in the past, there is no guarantee that this will continue to be available. Management believes it will be able to obtain necessary financing to complete the development and exploration of its projects.

Related Party Transactions

The Company paid management fees totalling $23,750 (2005-$21,000) to a company wholly owned by Willis W. Osborne, Director and geological fees totalling $20,450 (2005-$28,930) to Mamadou Keita, Director. Accounting fees totalling $3,130 (2005 - $1,832) and consulting fees totalling $10,357 (2005 - $4,004) have been incurred with the Secretary of the Company.

Investor Relations

In October, African Metals completed an investor relations agreement with George W. Butterworth at $1,500 per month. Mr. Butterworth liaises with the investment community and communicates with investors and shareholders concerning the Company's projects and progress. Information on the Company can be viewed online at www.africanmetals.com.

During the year, African Metals participated in two investment conferences in Vancouver, one in San Francisco and the PDAC in Toronto. In October, the Company plans to participate in an investor conference in Munich, Germany to generate European interest.

ON BEHALF OF THE BOARD OF DIRECTORS OF AFRICAN METALS CORPORATION

"Willis W. Osborne"
Willis W. Osborne
CEO & Director

African Metals Corporation

Financial Statements

May 31, 2006

May 31, 2006 **Page**

Auditors' Report 3

Balance Sheets 4

Statements of Operations and Deficit 5

Statements of Cash Flows 6

Statements of Deferred Exploration Costs 7

Notes to the Financial Statements 8 – 20

CHARTERED ACCOUNTANTS
MacKay LLP

1100 - 1177 West Hastings Street
Vancouver, BC V6E 4T5
Tel: 604-687-4511
Fax: 604-687-5805
Toll Free: 1-800-351-0426
www.MacKayLLP.ca

mackay.ca

Auditors' Report

To the Shareholders of
African Metals Corporation

We have audited the balance sheets of African Metals Corporation as at May 31, 2006 and 2005 and the statements of operations and deficit, cash flows, and deferred exploration costs for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at May 31, 2006 and 2005, and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

MacKay LLP
Chartered Accountants

Vancouver, Canada.
September 14, 2006

African Metals Corporation

Balance Sheets

May 31,	2006	2005
Assets		
Current		
Cash	$ 27,161	$ 15,300
Marketable securities (note 3)	101,282	46,339
Accounts receivable	604	578
Share subscriptions receivable	-	5,250
Goods and services tax recoverable	6,794	3,174
Due from related party	-	19,996
Prepaid expenses	2,263	94,794
	138,104	185,431
Automobile and equipment (note 4)	**27,777**	36,334
Mineral properties, including deferred exploration costs (note 5)	**1,028,155**	389,691
	$ 1,194,036	$ 611,456
Liabilities		
Current		
Accounts payable and accrued liabilities	$ 111,126	$ 37,381
Due to related parties (note 6)	23,349	1,813
	134,475	39,194
Share Capital and Deficit		
Share capital (note 7)	**9,956,600**	9,332,470
Share subscription advances	**2,500**	2,500
Contributed surplus (note 7)	**1,057,417**	948,539
Deficit	**(9,956,956)**	(9,711,247)
	1,059,561	572,262
	$ 1,194,036	$ 611,456

Commitments (notes 5 and 12)

Subsequent events (note 14)

Approved by the Directors:

"Willis W. Osborne" **Director**

"Michael F. Bolton" **Director**

African Metals Corporation

Statements of Operations and Deficit

For the year ended May 31,	2006	2005
		(Note 13)
Expenses		
Accounting and audit	$ 25,469	$ 21,237
Amortization	191	273
Bad debts	-	7,606
Bank charges	246	621
Consulting	10,357	10,266
Investor relations	15,600	14,400
Management fees	23,750	21,000
Office and miscellaneous	39,251	27,018
Legal	3,535	6,505
Promotion, travel and shareholder relations	34,326	28,559
Rent	15,517	16,198
Stock exchange filing fees	15,000	7,795
Stock-based compensation (note 7)	108,878	-
Telephone	4,376	4,810
Transfer agent	4,605	4,505
	301,101	170,793
Other income		
Gain on sale of marketable securities	(55,233)	-
Interest income	(159)	(115)
Net loss for the year	**245,709**	170,678
Deficit, beginning of year	**9,711,247**	9,540,569
Deficit, end of year	**$ 9,956,956**	$ 9,711,247
Basic and diluted loss per share	**$ (0.02)**	$ (0.01)
Weighted average common shares outstanding	**16,022,169**	14,172,953

African Metals Corporation

Statements of Cash Flows

For the year ended May 31,	2006	2005
		(Note 13)
Operating activities		
Net loss for the year	$ (245,709)	$ (170,678)
Adjustments:		
Amortization	191	273
Gain on sale of marketable securities	(55,233)	-
Stock-based compensation	108,878	-
	(191,873)	(170,405)
Changes in non-cash working capital items:		
Accounts receivable	(26)	11,995
Goods and services tax receivable	(3,620)	297
Due from related party	19,996	(13,457)
Prepaid expenses	3,990	3,160
Accounts payable and accrued liabilities	73,745	305
Due to related parties	21,536	(3,098)
	(76,252)	(171,203)
Financing activities		
Share subscription receivable	5,250	-
Issue of share capital	624,130	395,700
	629,380	395,700
Investing activities		
Proceeds from sale of marketable securities	70,290	-
Acquisition of marketable securities	(70,000)	-
Acquisition costs of equipment	(2,304)	(44,419)
Acquisition costs of mineral properties	(36,138)	(2,529)
Deferred exploration costs, net of amortization	(503,115)	(160,314)
Prepaid exploration costs	-	(88,541)
	(541,267)	(295,803)
Increase (decrease) in cash	**11,861**	(71,306)
Cash, beginning of year	**15,300**	86,606
Cash, end of year	**$ 27,161**	$ 15,300

Supplemental cash flow information (note 11)		
Interest paid	$ -	$ -
Income taxes paid	$ -	$ -

African Metals Corporation

Statements of Deferred Exploration Costs

For the year ended May 31,	2006	2005
Exploration costs		
Amortization	$ 10,670	$ 10,101
Drilling and assays	443,450	14,754
Exploration survey	140,474	111,588
Office, consulting and travel	7,732	54,394
Total costs incurred during the year	602,326	190,837
Balance of costs, beginning of year	372,652	181,815
Balance of costs, end of year	$ 974,978	$ 372,652

African Metals Corporation

Notes to the Financial Statements

May 31, 2006 and 2005

1. Nature of Business and Operations

African Metals Corporation (the "Company"), an exploration stage company, was continued under the British Columbia Business Corporations Act effective January 4, 2005. Its principal business activities are the exploration and development of minerals properties located in Africa.

These financial statements have been prepared on the assumption that the Company will continue as a going concern and realize its assets and discharge its liabilities in the normal course of business rather than through a process of forced liquidation. The Company is in the process of exploring its mineral properties and has not yet determined whether these properties contain mineral reserves that are economically recoverable. The continued operations of the Company are primarily dependent upon its ability to raise exploration financing from equity markets. Recovery of the capitalized carrying costs shown for mineral properties will likely require establishment of economically recoverable reserves, the securing of development financing and profitable production.

2. Significant Accounting Policies

a) Mineral properties and deferred exploration costs

Mineral properties consist of exploration and mining concessions, options and contracts. Acquisition and exploration costs are capitalized and deferred until such time as the property is put into production, or the property is disposed of either through sale or abandonment. If put into production, the costs of acquisition and exploration will be written off over the life of the property based on estimated economic reserves. Proceeds received from the sale of any interest in a property will be credited against the carrying value of the property, with any excess included in operations for the period. If a property is abandoned, the acquisition and deferred exploration costs will be written off to operations.

Although the Company has taken steps to verify title to mineral properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee of the Company's title. Property may be subject to unregistered prior agreements or inadvertent non-compliance with regulatory requirements.

Management reviews capitalized costs on its mineral properties on a periodic basis and will recognize impairment in value based upon current exploration results and upon management's assessment of the future probability of profitable revenues from the property or sale of the property.

Recorded costs of mineral properties and deferred exploration costs are not intended to reflect present or future values of resource properties. The recovery of recorded costs is subject to measurement uncertainty and it is reasonably possible that changes in future conditions in the near term could require a material change in the recorded amount.

b) Option payments

Payments on mineral property Option Agreements are made at the discretion of the Company and accordingly are accounted for on a cash basis.

2. Significant Accounting Policies (continued)

c) Asset retirement obligations

The Company has adopted the CICA's Handbook Section 3110 "asset retirement obligations" which establishes standards for the recognition, measurement and disclosure of liabilities for asset retirement obligations and the associated asset retirement costs. The standards apply to legal obligations associated with the retirement of long-lived tangible assets that arise from the acquisition, construction, development or normal operation of such assets. The standards require that a liability for an asset retirement obligation be recognized in the period in which it is incurred and when a reasonable estimate of the fair value of the liability can be made. Furthermore, a corresponding asset retirement cost should be recognized by increasing the carrying amount of the related long-lived asset. The asset retirement cost is subsequently allocated in a rational and systematic method over the underlying asset's useful life. The initial fair value of the liability is accreted, by charges to operations, to its estimated future value.

d) Marketable securities

Marketable securities are valued at the lower of cost or market value.

e) Automobile and equipment

Automobile and equipment are carried at cost less accumulated amortization. Amortization is calculated using the declining balance method at the following annual rates:

Automobile	30%
Equipment	20%
Computer	30%

In the year of acquisition, amortization is recorded at one-half the normal rate.

f) Stock-based compensation

The Company has adopted an incentive stock option plan which is described in note 7.

All stock-based awards are measured and recognized using the fair-value method as determined using the Black-Scholes option valuation model. Awards that the Company has the ability to settle with stock are recorded as equity, whereas awards that the Company is required to, or has the practice of settling in cash are recorded as liabilities. Compensation expense is reflected in the statement of operations over the vesting period.

g) Income taxes

Income taxes are accounted for using the future income tax method. Under this method income taxes are recognized for the estimated income taxes payable for the current year and future income taxes are recognized for temporary differences between the tax and accounting bases of assets and liabilities and for the benefit of losses available to be carried forward for tax purposes that are likely to be realized. Future income tax assets and liabilities are measured using tax rates expected to apply in the years in which the temporary differences are expected to be recovered or settled.

2. Significant Accounting Policies (continued)

h) Share issue costs

Share issue costs incurred on the issue of the Company's shares are charged directly to share capital.

i) Loss per share

Basic loss per share is calculated by dividing the loss for the year by the weighted average number of shares outstanding during the year. Diluted loss per share is calculated using the treasury stock method. Under the treasury stock method, the weighted average number of shares outstanding used in the calculation of diluted loss per share assumes that the deemed proceeds received from the exercise of stock options, share purchase warrants and their equivalents would be used to repurchase common shares of the Company at the average market price during the year.

Existing stock options and share purchase warrants have not been included in the computation of diluted loss per share as to do so would be anti-dilutive. Accordingly, basic and diluted loss per share are the same.

j) Translation of foreign currencies

Foreign currencies have been translated into Canadian funds using the temporal method as follows:

i. Monetary items at the rate of exchange prevailing as at the balance sheet date.
ii. Non-monetary items, at the historical rate of exchange.
iii. Deferred exploration and administration costs at the period average in which the transactions occurred.

k) Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the balance sheet date and the reported amounts of revenues and expenses during the year. Actual results could differ from those estimates. Significant areas requiring the use of management estimates include the determination of impairment of resource property interests, stock-based compensation and useful lives for depreciation and amortization. Financial results as determined by actual events could differ from those estimates.

l) Financial Instruments

All significant financial assets, financial liabilities and equity instruments of the Company are either recognized or disclosed in the financial statements together with other information relevant for making a reasonable assessment of future cash flows, interest rate risk and credit risk. Where applicable the fair values of financial assets and financial liabilities have been determined and disclosed; otherwise only available information pertinent to fair value has been disclosed.

3. Marketable Securities

	2006	2005
Great Quest Metals Ltd. – 286,250 (2005 – 286,250) shares (market value - $226,138 (2005 - $143,125)	$ 98,044	$ 43,101
La Plata Gold Corporation – 4,047 (2005 - 4,047) shares (market value - $4,128; 2005 - $6,475)	3,238	3,238
	$ 101,282	$ 46,339

Subsequent to the year end the Company sold its 4,047 La Plata Gold Corporation shares for proceeds of $4,201. As a result, the Company will record a gain on sale of $963 for the year ended May 31, 2007.

4. Automobile and Equipment

2006	Cost	Accumulated Amortization	Net Book Value
Automobile	$ 42,654	$ 19,551	$ 23,103
Equipment	5,601	1,374	4,228
Computer	1,530	1,083	446
	$ 49,785	$ 22,008	$ 27,777

2005	Cost	Accumulated Amortization	Net Book Value
Automobile	$ 42,654	$ 9,649	$ 33,005
Equipment	3,297	605	2,692
Computer	1,530	893	637
	$ 47,481	$ 11,147	$ 36,334

5. Mineral Properties

2006		Acquisition Costs	Deferred Exploration Costs	Write-down Of Capitalized Costs	Total
a.	Kenieba Sud Concession	$ 12,710	$ 153,836	$ -	$ 166,546
b.	Kenieba Nord Concession	1,800	728,943	-	730,743
c.	Comifa Concession	11,337	37,993	-	49,330
d.	Soumala Concession	1,104	10,006	-	11,110
e.	Medinandi Sud Concession	19,674	11,441	-	31,115
f.	Fatako Concession	6,552	32,759	-	39,311
		$ 53,177	$ 974,978	$ -	$ 1,028,155

5. Mineral Properties (continued)

2005		Acquisition Costs	Deferred Exploration Costs	Write-down Of Capitalized Costs	Total
a.	Kenieba Sud Concession	$ 12,710	$ 141,002	$ -	$ 153,712
b.	Kenieba Nord Concession	1,800	208,147	-	209,947
c.	Comifa Concession	2,529	18,292	-	20,821
d.	Soumala Concession	-	5,211	-	5,211
e	Medinandi Sud Concession	-	-	-	-
f.	Fatako Concession	-	-	-	-
		$ 17,039	$ 372,652	$ -	$ 389,691

a Kenieba Sud Concession

During fiscal 2003, the Company was granted a 90 day Autorisation d'Exploration ("AE"), a permit to carry out a short program of exploration, on the Kenieba Sud Concession located in western Mali. The Company paid the acquisition costs of US$8,200 (approximately $12,710).

During fiscal 2006, the Company was granted a Convention d'Etablissement ("CE"), an agreement with fixed conditions of exploration and an Arrêté de la Minére ("AM"), a research permit.

b. Kenieba Nord Concession

During fiscal 2004, the Company was granted a 90 day AE on the Kenieba Nord Concession located in western Mali. The Company paid permit fees of 750,000 African francs ("FCFA") (approximately $1,800).

During fiscal 2005, the Company was granted a CE and an AM.

c. Comifa Concession

During fiscal 2004, the Company entered into an Option Agreement to acquire a 95% interest (subject to a 1% Net Smelter Returns Royalty ("NSR")) on the Comifa Concession located in western Mali. The Company paid the owner a total of 1,000,000 FCFA (approximately $2,529) and agreed to make additional payments to the owner of 49,000,000 FCFA (approximately $104,000) over a period of 4 to 5 years.

During fiscal 2006, the Company paid 4,000,000 FCFA (approximately $8,807) to the owner on the Option Agreement. On June 27, 2006, subsequent to the year end, an AM was granted for the Comifa Concession.

A summary of the total remaining payments required under the Option Agreement on the Comifa concession is as follows:

	Amount	CDN$
6 months after the date of signing the Arrêté de la Miniére ("AM")	5,000,000 FCFA	$10,610
12 months after the date of signing the AM	5,000,000 FCFA	$10,610
18 months after the date of signing the AM	5,000,000 FCFA	$10,610
24 months after the date of signing the AM	5,000,000 FCFA	$10,610
30 months after the date of signing the AM	5,000,000 FCFA	$10,610
36 months after the date of signing the AM	5,000,000 FCFA	$10,610
42 months after the date of signing the AM	5,000,000 FCFA	$10,610
48 months after the date of signing the AM	5,000,000 FCFA	$10,610
54 months after the date of signing the AM	5,000,000 FCFA	$10,610
	45,000,000 FCFA	$95,490

5. Mineral Properties (continued)

d. Soumala Concession

During fiscal 2005, the Company was granted a CE and AM on the Soumala concession.

During fiscal 2006, the Company paid fees of 500,000 FCFA (approximately $1,104) to the owner for the permit.

e. Medinandi Sud Concession

During fiscal 2005, the Company entered into an agreement to acquire a 95% interest (subject to a 1% NSR) on the Medinandi Sud Concession located in western Mali. The Company agreed to make payments to the owner for a total of 50,000,000 FCFA (approximately $106,000) over a period of 4 to 5 years. No payment was made in 2005. During fiscal 2006, a CE was granted on the Medinandi Sud Concession, and on October 24, 2005, an AM was granted.

During fiscal 2006, the Company paid 8,500,000 FCFA (approximately $19,674) to the owner.

A summary of the total remaining payments required under the Option Agreement on the Medinandi Sud concession is as follows:

	Amount	CDN$
6 months after the date of signing the AM (in arrears) [1]	1,500,000 FCFA	$ 3,183
12 months after the date of signing the AM	5,000,000 FCFA	$10,610
18 months after the date of signing the AM	5,000,000 FCFA	$10,610
24 months after the date of signing the AM	5,000,000 FCFA	$10,610
30 months after the date of signing the AM	5,000,000 FCFA	$10,610
36 months after the date of signing the AM	5,000,000 FCFA	$10,610
42 months after the date of signing the AM	5,000,000 FCFA	$10,610
48 months after the date of signing the AM	5,000,000 FCFA	$10,610
54 months after the date of signing the AM	5,000,000 FCFA	$10,610
	41,500,000 FCFA	$88,063

[1] 1,000,000 FCFA subsequently paid.
500,000 FCFA outstanding.

f. Fatako Concession

During fiscal 2006, the Company acquired the Fatako gold concession in western Mali, West Africa. Under the terms of the Option Agreement with the owner, the Company has the option to acquire a 95% interest in the concession by paying 50,000,000 FCFA (approximately $106,000) over a 5 year period. Any production from this concession is subject to a 1% net smelter royalty. An Autorisation d'Exploration permit has been granted. The Company paid 3,000,000 FCFA (approximate $6,552) to the owner.

A summary of the total remaining payments required under the Option Agreement on the Fatako concession is as follows:

	Amount	CDN$
On receipt of the Convention d'Etablissement	2,000,000 FCFA	$ 4,244
6 months after the date of signing the AM	5,000,000 FCFA	$10,610
12 months after the date of signing the AM	5,000,000 FCFA	$10,610
18 months after the date of signing the AM	5,000,000 FCFA	$10,610
24 months after the date of signing the AM	5,000,000 FCFA	$10,610
30 months after the date of signing the AM	5,000,000 FCFA	$10,610
36 months after the date of signing the AM	5,000,000 FCFA	$10,610
42 months after the date of signing the AM	5,000,000 FCFA	$10,610
48 months after the date of signing the AM	5,000,000 FCFA	$10,610
54 months after the date of signing the AM	5,000,000 FCFA	$10,610
	47,000,000 FCFA	$99,753

6. Due to (from) Related Parties

	2006	2005
Due to (from) a corporation related by virtue of common Directors	$ 23,349	$ (19,996)
Due to the President of the Company and a corporation controlled by the President	-	1,813
	$ 23,349	$ (18,183)

The above balances do not bear interest, are unsecured, and have no fixed payment terms, accordingly the fair values cannot be readily determined.

7. Share Capital

The authorized share capital of the Company consists of unlimited shares without par value.

The Company has issued shares of its capital stock as follows:

	2006		2005	
	Number of Shares	Amount	Number of Shares	Amount
Balance, beginning of year	14,967,127	$ 9,332,470	13,594,627	$ 8,931,520
Issued during the year for:				
Cash	1,305,000	624,130	1,351,944	395,700
Share subscriptions receivable	-	-	20,556	5,250
Balance, end of year	16,272,127	$ 9,956,600	14,967,127	$ 9,332,470

Transactions for the Issue of Share Capital
During the Year Ended May 31, 2006:

a. The Company issued 105,000 shares for the exercise of stock options as follows: 55,000 shares at a price of $0.20 per share for total consideration of $11,000; 18,500 shares at a price of $0.25 per share for total consideration of $4,625; and 31,500 shares at a price of $0.27 per share for total consideration of $8,505.

b. The Company competed a private placement financing consisting of 1,200,000 units at a price of $0.50 per unit for total consideration of $600,000. Each unit consisted of one common share and a one-half of a transferable share purchase warrant. Each full share purchase warrant is exercisable to acquire one additional common share at a price of $0.60 per share on or before July 19, 2006.

Transactions for the Issue of Share Capital
During the Year Ended May 31, 2005:

a. The Company issued 372,500 shares for the exercise of stock options as follows: 347,500 shares at a price of $0.20 per share for total consideration of $69,500; 15,000 shares at a price of $0.25 per share for total consideration of $3,750 which remained as share subscriptions receivable; and 10,000 shares at a price of $0.27 per share for total consideration of $2,700 of which, $1,500 remained as share subscriptions receivable. Subsequent to year end, share subscriptions receivable were collected in full.

7. **Share Capital** (continued)

b. The Company issued 1,000,000 shares for the exercise of warrants as follows: 500,000 shares at a price of $0.25 per share for total consideration of $125,000; and 500,000 shares at a price of $0.40 per share for total consideration of $200,000.

Stock Options

The Company has adopted an incentive stock option plan (the "Plan"). The essential elements of the Plan provide that the aggregate number of shares of the Company's capital stock issuable pursuant to options granted under the Plan may not exceed 1,620,812. Options granted under the Plan may have a maximum term of five years. The exercise price of options granted under the Plan will not be less than the discounted market price of the shares (defined as the last closing market price of the Company's shares immediately preceding the issuance of a news release announcing the granting of the options) or such other price as may be agreed to by the Company and accepted by the TSX. All options granted under the Plan will become vested in full upon grant, except options granted to consultants performing investor relations activities, which options are subject to vesting restrictions such that one-quarter of the options shall vest every three months subsequent to the date of the grant of the options.

A summary of the status of the Company's stock options outstanding as of May 31, 2006 and 2005 and changes during the years then ended is as follows:

	2006		2005	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Options outstanding, beginning of year	746,000	$ 0.33	1,148,500	$ 0.29
Granted	235,000	0.60	-	-
Exercised	(105,000)	(0.23)	(372,500)	(0.20)
Forfeited/cancelled	(30,000)	(0.40)	(30,000)	(0.40)
Options outstanding, end of year	846,000	$ 0.41	746,000	$ 0.33

At May 31, 2006, the Company had outstanding stock options exercisable to acquire 846,000 shares as follows:

Shares	Exercise Price	Expiry Date
76,500 *	$ 0.25	July 13, 2006
179,500 **	$ 0.27	June 26, 2007
75,000 ***	$ 0.20	December 23, 2007
80,000	$ 0.40	August 8, 2008
200,000	$ 0.47	November 28, 2008
235,000	$ 0.60	November 7, 2010
846,000		

* 76,500 stock options were subsequently exercised.
** 60,000 stock options were subsequently exercised.
*** 5,000 stock options were subsequently exercised.

7. **Share Capital** (continued)

Stock Options (continued)

The following table summarizes information about the stock options outstanding and exercisable at May 31, 2006:

Range of Prices $	Number	Weighted Average Remaining Life (Years)	Weighted Average Exercise Price $
0.20 – 0.27	331,000	0.96	0.25
0.40 – 0.47	280,000	2.43	0.45
0.60	235,000	4.44	0.60
	846,000	2.41	0.41

The fair values of options granted during the current year were estimated at the grant date using the Black-Scholes option pricing model with the following weighted average assumptions:

Expected annual volatility	150.24%
Risk-free interest rate	3.92%
Expected life	5 years
Expected dividend yield	0%

Based on the above assumptions, the average fair value of each option granted and vested was $0.46, accordingly compensation expense of $101,878 was recorded in the statement of operations for fiscal 2006.

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company's stock options.

Warrants

At May 31, 2006, the Company had outstanding share purchase warrants exercisable to acquire 600,000 shares at a price of $0.60 per share on or before July 19, 2006 (subsequently expired unexercised).

Contributed Surplus

	2006	2005
Balance, beginning of year	$ 948,539	$ 948,539
Stock-based compensation	108,878	-
Balance, end of year	**$1,057,417**	$ 948,539

8. Related Party Transactions

a) Management fees totaling $23,750 (2005 - $21,000) were paid to a corporation controlled by a Director.

b) Exploration costs totaling $20,450 (2004 - $28,930) were incurred with a Director of the Company.

c) Accounting fees totalling $3,130 (2005 - $1,832) and consulting fees totalling $10,357 (2005 - $4,004) have been incurred with the Secretary of the Company.

d) The investment in Great Quest Metals Ltd, as described in note 3, is with a company related by common directors.

These transactions are in the normal course of operations and have been valued in these financial statements at the exchange amount which is the amount of consideration established and agreed to by the related parties.

9. Income Tax

There was no income tax expense or recovery for 2006 or 2005.

Income tax expense varies from the amount that would be computed from applying the combined federal and provincial income tax rate to loss before taxes as follows:

		2006		2005
Net loss for the year	$	(245,709)	$	(170,678)
Statutory Canadian corporate tax rate		34.10%		35.62%
Anticipated tax recovery		(83,787)		(60,796)
Change in tax rates resulting from:				
Effect of tax rate change		69,965		-
Unrecognized items for tax purposes		27,711		-
Benefit of loss carry forward not recognized		16,333		-
Valuation allowance		(30,222)		60,796
	$	-	$	-

The significant components of the Company's future tax asset are as follows:

		2006		2005
Automobile and equipment	$	7,505	$	3,971
Exploration and development deductions		648,119		680,810
Capital loss carry forwards		576,964		612,519
Non-capital loss carry forwards		376,775		342,285
		1,609,363		1,639,585
Valuation allowance		(1,609,363)		(1,639,585)
	$	-	$	-

The Company has available non-capital losses for Canadian income tax purposes which may be carried forward to reduce taxable income in future years. If not utilized the non-capital losses in the amount of $1,104,912 expire as follows:

2007	$	291,756
2008		72,221
2009		75,978
2010		115,287
2014		187,392
2015		170,405
2016		191,873
	$	1,104,912

9. Income Tax (continued)

At May 31, 2006, the Company has unclaimed resource and other deductions in the amount of $2,928,798 (2005 - $2,301,005) which may be deducted against future taxable income on a discretionary basis.

Tax benefits have not been recorded due to uncertainty regarding their utilization.

10. Segmented Information

The Company's activities are in the one industry segment of mineral property acquisition, exploration and development.

Property, automobile and equipment by geographical segment is as follows:

		Mali		Canada		Total
May 31, 2006						
Automobile and equipment	$	27,331	$	446	$	27,777
Mineral properties, including deferred costs		1,028,155		-		1,028,155
	$	1,055,486	$	446	$	1,055,932

		Mali		Canada		Total
May 31, 2005						
Automobile and equipment	$	35,697	$	637	$	36,334
Mineral properties, including deferred costs		389,691		-		389,691
	$	425,388	$	637	$	426,025

Revenue and expenses by geographical segment are as follows:

		Mali		Canada		Total
For the year ended May 31, 2006						
Interest income	$	-	$	159	$	159
Gain on sale of marketable securities		-		55,233		55,233
Expenses		(30,442)		(270,659)		(301,101)
	$	(30,442)	$	(215,267)	$	(245,709)

		Mali		Canada		Total
For the year ended May 31, 2005						
Interest income	$	-	$	115	$	115
Expenses		(17,561)		(153,232)		(170,793)
	$	(17,561)	$	(153,117)	$	(170,678)

11. Supplemental Cash Flow Information

The Company incurred non-cash financing and investing activities during the years ended May 31, 2006 and 2005 as follows:

	2006	2005
Non-cash financing activities:		
Share capital issued for:		
Share subscriptions receivable	$ -	$ 5,250
Share subscriptions receivable	-	(5,250)
	$ -	$ -
Non-cash investing activities:		
Deferred exploration costs – amortization	$ (10,670)	$ (10,101)
Deferred exploration costs, net of amortization	(88,541)	(20,422)
Prepaid acquisition and exploration costs	88,541	20,422
	$ (10,670)	$ (10,101)

12. Commitments

The Company is under obligation for various equipment leases.

Future minimum lease payments for the next four years are as follows:

2007	$ 2,285
2008	2,285
2009	2,285
2010	2,285
	$ 9,140

13. Comparative Figures

The comparative figures have been reclassified to agree with the current year's financial statement presentation.

14. Subsequent Events

a) The Company completed a Private Placement financing consisting of 2,500,000 units at a price of $0.40 per unit for total consideration of $1,000,000. Each unit consists of one share and one transferable share purchase warrant. Each warrant entitles the holder to purchase one additional share in the Company's capital stock at $0.50 for a 2 year period from the closing date of the private placement. All shares issued under this private placement will be subject to a four month hold period from closing.

14. Subsequent Events (continued)

b) The Company granted 800,000 stock options with a fair value of $353,505 to directors, officers, consultants and employees of the Company. Each option will entitle the holder to purchase one common share at $0.50 for a term of five years.

The fair values of the above options were estimated at the grant date using the Black-Scholes option pricing model with the following assumptions:

Expected annual volatility	135.73%
Risk-free interest rate	4.19%
Expected life	5 years
Expected dividend yield	0%

African Metals Corporation

Corporate Information

(As at September 25, 2006)

CORPORATE & RECORDS OFFICE

Suite 515, 475 Howe Street, Vancouver, British Columbia, Canada V6C 2B3
Telephone: (604) 684-4100 Fax: (604) 684-5854
Website: www.africanmetals.com Email Address: info@africanmetals.com

OFFICERS & DIRECTORS

Mr. Klaus Eckhof, President & Director
Mr. Willis W. Osborne, CEO, CFO & Director
Mr. Michael F. Bolton, Director
Mr. Mahamadou Keita, Director
Ms. Jennifer Nestoruk, Corporate Secretary

INVESTOR RELATIONS

Mr. George W. Butterworth

STOCK EXCHANGE LISTING

TSX Venture Exchange (TSX-V)
Trading Symbol "AFR"

SHARE CAPITAL

Authorized:	Unlimited
Issued:	16,413,620
Options:	1,504,500
Fully Diluted	17,918,120

12g3-2(b) Exemption #82-1856
Standard & Poor's Listed

TRANSFER AGENT & REGISTRAR

Computershare Trust Company of Canada
510 Burrard Street, Vancouver, British Columbia, Canada V6C 3B9

LEGAL COUNSEL

DuMoulin Black LLP
10th Floor, 595 Howe Street, Vancouver, British Columbia, Canada V6C 2T5

AUDITORS

MacKay LLP, Chartered Accountants
1100 – 1177 West Hastings Street, Vancouver, British Columbia, Canada V6E 4T5

PRINTED IN CANADA

Proxy

ANNUAL MEETING OF SHAREHOLDERS OF AFRICAN METALS CORPORATION (the "Company") TO BE HELD AT 10TH FLOOR, 595 HOWE STREET, VANCOUVER, BRITISH COLUMBIA ON FRIDAY, OCTOBER 27, 2006, AT 2:00 PM

The undersigned member ("Registered Shareholder") of the Company hereby appoints, Willis W. Osborne, a Director of the Company, or failing this person, Michael F. Bolton, a Director of the Company, or in the place of the foregoing, ____________________ as proxyholder for and on behalf of the Registered Shareholder with the power of substitution to attend, act and vote for and on behalf of the Registered Shareholder in respect of all matters that may properly come before the Meeting of the Registered Shareholders of the Company and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Registered Shareholder were present at the said Meeting, or any adjournment thereof.

The Registered Shareholder hereby directs the proxyholder to vote the securities of the Company registered in the name of the Registered Shareholder as specified herein.

The undersigned Registered Shareholder hereby revokes any proxy previously given to attend and vote at said Meeting.

SIGN HERE: ______________________________

Please Print Name: ______________________________

Date: ______________________________

Number of Shares Represented by Proxy: ____________________

THIS PROXY FORM IS NOT VALID UNLESS IT IS SIGNED AND DATED.
SEE IMPORTANT INFORMATION AND INSTRUCTIONS ON REVERSE.

Resolutions (For full detail of each item, please see the enclosed Notice of Meeting and Information Circular)

		For	Against
1.	To determine the number of Directors at four (4).	______	______
		For	**Withhold**
2.	To elect as Director, Michael F. Bolton.	______	______
3.	To elect as Director, Klaus Eckhof.	______	______
4.	To elect as Director, Mahamadou Keita.	______	______
5.	To elect as Director, Willis W. Osborne.	______	______
6.	To appoint MacKay LLP as Auditors of the Company.	______	______
		For	**Against**
7.	To authorize the Directors to fix the auditors' remuneration	______	______
8.	To pass an ordinary resolution to approve and ratify the Company's stock option plan.	______	______
9.	To transact such other business as may properly come before the Meeting	______	______

Affix label here

African Metals Corporation

515 - 475 Howe Street, Vancouver, BC, V6C 2B3 Tel: 604-684-4100 Fax: 604-684-5854
Website: www.africanmetals.com E-mail: info@africanmetals.com

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT the annual general meeting of the shareholders of African Metals Corporation (the "Company") will be held at 10th Floor, 595 Howe Street, Vancouver, British Columbia, on Friday, October 27, 2006, at the hour of 2:00 P.M., Vancouver time, for the following purposes:

1. To receive and consider the report of the directors and the financial statements of the Company together with the auditor's report thereon for the financial year ended May 31, 2006.
2. To fix the number of directors at four.
3. To elect directors for the ensuing year.
4. To appoint MacKay LLP the auditors for the ensuing year.
5. To authorize the directors to fix the remuneration to be paid to the auditor.
6. To approve the number of shares under the Stock Option Plan described in the Information Circular.
7. To transact such further or other business as may properly come before the meeting and any adjournments thereof.

The accompanying information circular provides additional information relating to the matters to be dealt with at the meeting and is deemed to form part of this notice.

If you are unable to attend the meeting in person, please complete, sign and date the enclosed form of proxy and return the same in the enclosed return envelope provided for that purpose within the time and to the location set out in the form of proxy accompanying this notice.

DATED this 22nd day of September, 2006.

BY ORDER OF THE BOARD

"Willis W. Osborne"
Willis W. Osborne
CEO, CFO and Director

African Metals Corporation

515 - 475 Howe Street, Vancouver, BC, V6C 2B3 Tel: 604-684-4100 Fax: 604-684-5854
Website: www.africanmetals.com E-mail: info@africanmetals.com

INFORMATION CIRCULAR

(As at September 22, 2006, except as indicated)

AFRICAN METALS CORPORATION (the "Company") is providing this information circular and a form of proxy in connection with management's solicitation of proxies for use at the annual general meeting (the "Meeting") of the Company to be held on Friday, October 27, 2006 and at any adjournments thereof. The Company will conduct its solicitation by mail and officers and employees of the Company may, without receiving special compensation, also telephone or make other personal contact. The Company will pay the cost of solicitation.

APPOINTMENT OF PROXYHOLDER

The purpose of a proxy is to designate persons who will vote the proxy on a shareholder's behalf in accordance with the instructions given by the shareholder in the proxy. The persons whose names are printed in the enclosed form of proxy are officers or Directors of the Company (the "Management Proxyholders").

A shareholder has the right to appoint a person other than a Management Proxyholder, to represent the shareholder at the Meeting by striking out the names of the Management Proxyholders and by inserting the desired person's name in the blank space provided or by executing a proxy in a form similar to the enclosed form. A proxyholder need not be a shareholder.

VOTING BY PROXY

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Shares represented by a properly executed proxy will be voted or be withheld from voting on each matter referred to in the Notice of Meeting in accordance with the instructions of the shareholder on any ballot that may be called for and if the shareholder specifies a choice with respect to any matter to be acted upon, the shares will be voted accordingly.

If a shareholder does not specify a choice and the shareholder has appointed one of the Management Proxyholders as proxyholder, the Management Proxyholder will vote in favour of the matters specified in the Notice of Meeting and in favour of all other matters proposed by management at the Meeting.

The enclosed form of proxy also gives discretionary authority to the person named therein as proxyholder with respect to amendments or variations to matters identified in the Notice of the Meeting and with respect to other matters which may properly come before the Meeting. At the date of this Information Circular, management of the Company knows of no such amendments, variations or other matters to come before the Meeting.

COMPLETION AND RETURN OF PROXY

Completed forms of proxy must be deposited at the corporate offices of the Company at Suite 515, 475 Howe Street, Vancouver, British Columbia V6C 2B3, not later than forty-eight (48) hours, excluding Saturdays, Sundays and holidays, prior to the time of the Meeting, unless the chairman of the Meeting elects to exercise his discretion to accept proxies received subsequently.

NON-REGISTERED HOLDERS

Only shareholders whose names appear on the records of the Company as the registered holders of shares or duly appointed proxyholders are permitted to vote at the Meeting. Most shareholders of the Company are "non-registered" shareholders because the shares they own are not registered in their names but instead registered in the name of a nominee such as a brokerage firm through which they purchased the shares; bank, trust company, trustee or administrator of self-administered RRSP's, RRIF's, RESP's and similar plans; or clearing agency such as The Canadian Depository for Securities Limited (a "Nominee"). If you purchased your shares through a broker, you are likely an unregistered holder.

In accordance with securities regulatory policy, the Company has distributed copies of the Meeting materials, being the Notice of Meeting, this Information Circular and the Proxy, to the Nominees for distribution to non-registered holders.

Nominees are required to forward the Meeting materials to non-registered holders to seek their voting instructions in advance of the Meeting. Shares held by Nominees can only be voted in accordance with the instructions of the non-registered holder. The Nominees often have their own form of proxy, mailing procedures and provide their own return instructions. If you wish to vote by proxy, you should carefully follow the instructions from the Nominee in order that your Shares are voted at the Meeting.

If you, as a non-registered holder, wish to vote at the Meeting in person, you should appoint yourself as proxyholder by writing your name in the space provided on the request for voting instructions or proxy provided by the Nominee and return the form to the Nominee in the envelope provided. Do not complete the voting section of the form as your vote will be taken at the Meeting.

In addition, Canadian securities legislation now permits the Company to forward meeting materials directly to "non objecting beneficial owners". If the Company or its agent has sent these materials directly to you (instead of through a Nominee), your name and address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the Nominee holding on your behalf. By choosing to send these materials to you directly, the Company (and not the Nominee holding on your behalf) has assumed responsibility for (i) delivering these materials to you and (ii) executing your proper voting instructions.

REVOCABILITY OF PROXY

Any registered shareholder who has returned a proxy may revoke it at any time before it has been exercised. In addition to revocation in any other manner permitted by law, a registered shareholder, his attorney authorized in writing or, if the registered shareholder is a corporation, a corporation under its corporate seal or by an officer or attorney thereof duly authorized, may revoke a proxy by instrument in writing, including a proxy bearing a later date. The instrument revoking the proxy must be deposited at the registered office of the Company, at any time up to and including the last business day preceding the date of the Meeting, or any adjournment thereof, or with the chairman of the Meeting on the day of the Meeting. **Only registered shareholders have the right to revoke a proxy. Non-Registered Holders who wish to change their vote must, at least 7 days before the Meeting, arrange for their Nominees to revoke the proxy on their behalf.**

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Company is authorized to issue an unlimited number of common shares without par value, of which 16,413,620 shares are issued and outstanding. Persons who are registered shareholders at the close of business on September 22, 2006 will be entitled to receive notice of and vote at the Meeting and will be entitled to one vote for each share held. The Company has only one class of shares.

To the knowledge of the Directors and executive officers of the Company, no person beneficially owns, directly or indirectly, or controls or directs shares carrying 10% or more of the voting rights attached to all shares of the Company.

ELECTION OF DIRECTORS

The Directors of the Company are elected at each annual general meeting and hold office until the next annual general meeting or until their successors are appointed. In the absence of instructions to the contrary, the enclosed proxy will be voted for the nominees herein listed.

Shareholder approval will be sought to fix the number of directors of the Company at four.

The Company is required to have an audit committee. Members of this committee are as set out below.

Management of the Company proposes to nominate each of the following persons for election as a Director. Information concerning such persons, as furnished by the individual nominees, is as follows:

Name, Jurisdiction of Residence and Position	*Principal Occupation or employment and, if not a previously elected Director, occupation during the past 5 years*	*Previous Service as a Director*	*Number of Common Shares beneficially owned, directly or indirectly, or Controlled or directed*[2]
MICHAEL F. BOLTON[1] West Vancouver, British Columbia, Canada *Director*	President of Douglas Power Equipment Ltd., 1977 to present.	Since July 2001	92,503[3]
KLAUS ECKHOF Trigg, Australia *President and Director*	President of Moto Goldfields Ltd.	Since November 2003	Nil
MAHAMADOU KEITA[1] Bamako, Mali, West Africa *Director*	Director of Great Quest Metals 1998 to present; Independent Geologist Consultant.	Since February 2003	93,500
WILLIS W. OSBORNE[1] Vancouver, BC, Canada *Chief Executive Officer, Chief Financial Officer and Director*	President of Great Quest Metals Ltd. 1998 to present. Independent Management and Geologist Consultant, 1987 to present.	Since May 1980	413,473[4]

(1) Member of the audit committee.
(2) Shares beneficially owned, directly or indirectly, or over which control or direction is exercised, as at September 22, 2006, based upon information furnished to the Company by individual Directors. Unless otherwise indicated, such shares are held directly.
(3) Of these shares 2,344 are held indirectly in the name of FD Bolton Services Ltd., a private company wholly owned by Michael F. Bolton.
(4) Of these shares 353,584 are held indirectly in the name of Swiftcurrent Ventures Ltd., a private company wholly owned by Willis W. Osborne.

No proposed director:

(a) is, as at the date of the information circular, or has been, within 10 years before the date of the information circular, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity,

(i) was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days;

(ii) was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(iii) or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b) has, within the 10 years before the date of the information circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

EXECUTIVE COMPENSATION

The following table (presented in accordance with National Instrument 51-102) sets forth all annual and long term compensation for services in all capacities to the Company and its subsidiaries for the three most recently completed financial years (to the extent required by the Rules) in respect of each of the individuals comprised of the Chief Executive Officer and the Chief Financial Officer as at May 31, 2006 and the other three most highly compensated executive officers of the Company as at May 31, 2006 whose individual total salary and bonus for the most recently completed financial year exceeded $150,000 and any individual who would have satisfied these criteria but for the fact that individual was not serving as such an officer at the end of the most recently completed financial year (collectively the "Named Executive Officers" or "NEOs").

Summary Compensation Table

		Annual Compensation			*Long Term Compensation*			
					Awards		*Payouts*	
NEO Name and Principal Position	*Year*	*Salary ($)*	*Bonus ($)*	*Other Annual Compen-sation ($)*	*Securities Under Option/ SAR's Granted (#)*	*Shares/Units Subject to Resale Restrictions ($)*	*LTIP Payouts ($)*	*All Other Compen-sation ($)*
Willis W.	2006	Nil	Nil	$23,750[1]	115,000/0[2]	Nil	Nil	Nil
Osborne	2005	Nil	Nil	$21,000[1]	131,000/0[2]	Nil	Nil	Nil
CEO and CFO	2004	Nil	Nil	$20,250[1]	131,000/0[2]	Nil	Nil	Nil

(1) Management fees as well as geological consulting fees were paid to Swiftcurrent Ventures Ltd. undertaken on behalf of the Company. Swiftcurrent Ventures Ltd. is a private company wholly owned by Mr. Osborne. See "Management Contracts".

(2) Held by Swiftcurrent Ventures Ltd., a private company wholly owned by Willis W. Osborne.

Long Term Incentive Plan (LTIP) Awards

The Company does not have a LTIP, pursuant to which cash or non-cash compensation intended to serve as an incentive for performance over a period greater than one financial year (whereby performance is measured by reference to financial performance or the price of the Company's securities) was paid to the Named Executive Officer(s) during the most recently completed financial year.

Option/Stock Appreciation Rights ("SAR") Grants
During the Most Recently Completed Financial Year

The Company did not grant any new stock options under the Company's Stock Option Plan or otherwise during the most recently completed financial year to the Named Executive Officers.

Aggregated Option/SAR Exercises During the Most Recently Completed
Financial Year and Financial Year-End Option/SAR Values

The following table sets forth details of all exercises of stock options during the most recently completed financial year by each of the Named Executive Officers, the number of unexercised options held by the Named Executive Officers and the financial year-end value of unexercised options on an aggregated basis.

NEO Name	*Securities Acquired on Exercise (#)*	*Aggregate Value Realized[1] ($)*	*Unexercised Options/ SARs at financial Year-End (#) Exercisable/ Unexercisable*	*Value of Unexercised In-the-Money Options/SARs at Financial Year-end[1] ($) Exercisable/ Unexercisable*
Willis W. Osborne CEO and CFO	Nil	N/A	115,000	$36,800

(1) Dollar value is equal to the number of securities acquired on exercise times the difference between the market value of the securities underlying the options at exercise or financial year-end, respectively, and the exercise of base price of the options.

Termination of Employment, Changes in Responsibility and Employment Contracts:

The Company and its subsidiaries have no employment contracts with any Named Executive Officer.

The Company and its subsidiaries have no compensatory plan, contract or arrangement where a Named Executive Officer is entitled to receive more than $100,000 to compensate such executive officers in the event of resignation, retirement or other termination, a change of control of the Company or its subsidiaries or a change in responsibilities following a change in control.

Compensation of Directors

The Company has no arrangements, standard or otherwise, pursuant to which Directors are compensated by the Company or its subsidiaries for their services in their capacity as Directors, or for committee participation, involvement in special assignments or for services as consultant or expert during the most recently completed financial year or subsequently, up to and including the date of this Information Circular.

The Company has a stock option plan for the granting of incentive stock options to the officers, employees and Directors. The Company granted no stock options to the Directors during the most recently completed financial year. The purpose of granting such options is to assist the Company in compensating, attracting, retaining and motivating the Directors of the Company and to closely align the personal interests of such persons to that of the shareholders.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table sets forth the Company's compensation plans under which equity securities are authorized for issuance as at the end of the most recently completed financial year.

Plan Category	*Number of securities to be issued upon exercise of outstanding options, warrants and rights* *(a)*	*Weighted-average exercise price of outstanding options, warrants and rights* *(b)*	*Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))* *(c)*
Equity compensation plans approved by securityholders	846,000	$0.41	781,212
Equity compensation plans not approved by securityholders	Nil	N/A	Nil
Total	846,000	$0.41	781,212

INDEBTEDNESS TO COMPANY OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

There is no indebtedness of any Director, executive officer, proposed nominee for election as a Director or associate of them, to or guaranteed or supported by the Company or any of its subsidiaries either pursuant to an employee stock purchase program of the Company or otherwise, during the most recently completed financial year.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except as set out herein, no person who has been a director or executive officer of the Company at any time since the beginning of the Company's last financial year, no proposed nominee of management of the Company for election as a director of the Company and no associate or affiliate of the foregoing persons, has any material interest, director or indirect, by way of beneficial ownership or otherwise, in matters to be acted upon at the Meeting other than the election of directors or the appointment of auditors.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

No informed person or proposed director of the Company and no associate or affiliate of the foregoing persons has or has had any material interest, direct or indirect, in any transaction since the commencement of the Company's most recently completed financial year or in any proposed transaction which in either such case has materially affected or would materially affect the Company.

APPOINTMENT OF AUDITOR

MacKay LLP, Chartered Accountants, of Vancouver, British Columbia is the auditor of the Company. Unless otherwise instructed, the proxies given pursuant to this solicitation will be voted for the re-appointment of MacKay LLP as the auditor of the Company to hold office for the ensuing year at a remuneration to be fixed by the Directors.

MacKay LLP, Chartered Accountants, were first appointed auditors of the Company on March 11, 2002.

MANAGEMENT CONTRACTS

During the last completed financial year, the Company was charged management fees in the amount of $23,750 by Swiftcurrent Ventures Ltd., a private company wholly owned by Willis W. Osborne, CEO, CFO and a Director of the Company.

CORPORATE GOVERNANCE DISCLOSURE

National Instrument 58-201 establishes corporate governance guidelines which apply to all public companies. The Company has reviewed its own corporate governance practices in light of these guidelines. In certain cases, the Company's practices comply with the guidelines, however, the Board considers that some of the guidelines are not suitable for the Company at its current stage of development and therefore these guidelines have not been adopted. National Instrument 58-101 mandates disclosure of corporate governance practices which disclosure is set out below.

Independence of Members of Board

The Company's Board consists of four directors, two of whom are independent based upon the tests for independence set forth in Multilateral Instrument 52-110. Michael Bolton and Mamadou Keita are independent. Klaus Eckhof is not independent as he is the President of the Company and Willis W. Osborne is not independent as he is the Chief Executive Officer and Chief Financial Officer of the Company.

Management Supervision by Board

The operations of the Company do not support a large Board of Directors and the Board has determined that the current constitution of the Board is appropriate for the Company's current stage of development. Independent supervision of management is accomplished through choosing management who demonstrate a high level of integrity and ability and having strong independent Board members. The independent directors are however able to meet at any time without any members of management including the non-independent directors being present. Further supervision is performed through the audit committee which is composed of a majority of independent directors who meet with the Company's auditors without management being in attendance.

Participation of Directors in Other Reporting Issuers

The participation of the directors in other reporting issuers is described in the following table.

Name of Director	Names of Other Reporting Issuers the Director is a Director of
Klaus Eckhof	Moto Goldfields Ltd., Condor Resources, Elemental Minerals, Aurora Gold, Tiger Resources, De Beira Goldfields
Willis W. Osborne	Great Quest Metals Ltd.
Michael Bolton	N/A
Mamadou Keita	Great Quest Metals Ltd.

Orientation and Continuing Education

While the Company does not have formal orientation and training programs, new Board members are provided with:

1. access to recent, publicly filed documents of the Company, technical reports and the Company's internal financial information;
2. access to management and technical experts and consultants; and
3. a summary of significant corporate and securities responsibilities.

Board members are encouraged to communicate with management, auditors and technical consultants, to keep themselves current with industry trends and developments and changes in legislation with management's assistance and to attend related industry seminars and visit the Company's operations. Board members have full access to the Company's records.

Ethical Business Conduct

The Board views good corporate governance as an integral component to the success of the Company and to meet responsibilities to shareholders. The Board has adopted a Code of Conduct that is posted on its website and has instructed its management and employees to abide by the Code.

Nomination of Directors

The Board has responsibility for identifying potential Board candidates. The Board assesses potential Board candidates to fill perceived needs on the Board for required skills, expertise, independence and other factors. Members of the Board and representatives of the mineral exploration industry are consulted for possible candidates.

Compensation of Directors and the Chief Executive Officer

The independent Directors are Michael Bolton and Mamadou Keita. These Directors have the responsibility for determining compensation for the directors and senior management.

To determine compensation payable, the independent directors review compensation paid for directors and Chief Executive Officers of companies of similar size and stage of development in the mineral exploration industry and determine an appropriate compensation reflecting the need to provide incentive and compensation for the time and effort expended by the directors and senior management while taking into account the financial and other resources of the Company. In setting the compensation the independent directors annually review the performance of the Chief Executive Officer in light of the Company's objectives and consider other factors that may have impacted the success of the Company in achieving its objectives.

Board Committees

As the directors are actively involved in the operations of the Company and the size of the Company's operations does not warrant a larger board of directors, the Board has determined that additional committees are not necessary at this stage of the Company's development.

Assessments

The Board does not consider that formal assessments would be useful at this stage of the Company's development. The Board conducts informal annual assessments of the Board's effectiveness, the individual directors and each of its committees. To assist in its review, the Board conducts informal surveys of its directors, receives an annual report from the Nominating and Corporate Governance Committee on its assessment of the functioning of the Board and reports from each committee respecting its own effectiveness. As part of the assessments, the Board or the individual committee may review its mandate and conduct reviews of applicable corporate policies.

AUDIT COMMITTEE

The Audit Committee's Charter

Mandate

The primary function of the audit committee (the "Committee") is to assist the Board of Directors in fulfilling its financial oversight responsibilities by reviewing the financial reports and other financial information provided by the Company to regulatory authorities and shareholders, the Company's systems of internal controls regarding finance and accounting and the Company's auditing, accounting and financial reporting processes. Consistent with this function, the Committee will encourage continuous improvement of, and should foster adherence to, the

Company's policies, procedures and practices at all levels. The Committee's primary duties and responsibilities are to:

- Serve as an independent and objective party to monitor the Company's financial reporting and internal control system and review the Company's financial statements.
- Review and appraise the performance of the Company's external auditors.
- Provide an open avenue of communication among the Company's auditors, financial and senior management and the Board of Directors.

Composition

The Committee shall be comprised of three directors as determined by the Board of Directors, the majority of whom shall be free from any relationship that, in the opinion of the Board of Directors, would interfere with the exercise of his or her independent judgment as a member of the Committee.

At least one member of the Committee shall have accounting or related financial management expertise. All members of the Committee that are not financially literate will work towards becoming financially literate to obtain a working familiarity with basic finance and accounting practices. For the purposes of the Company's Charter, the definition of "financially literate" is the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can presumably be expected to be raised by the Company's financial statements.

The members of the Committee shall be elected by the Board of Directors at its first meeting following the annual shareholders' meeting. Unless a Chair is elected by the full Board of Directors, the members of the Committee may designate a Chair by a majority vote of the full Committee membership.

Meetings

The Committee shall meet a least twice annually, or more frequently as circumstances dictate. As part of its job to foster open communication, the Committee will meet at least annually with the Chief Financial Officer and the external auditors in separate sessions.

Responsibilities and Duties

To fulfill its responsibilities and duties, the Committee shall:

<u>Documents/Reports Review</u>

(a) Review and update this Charter annually.

(b) Review the Company's financial statements, MD&A and any annual and interim earnings, press releases before the Company publicly discloses this information and any reports or other financial information (including quarterly financial statements), which are submitted to any governmental body, or to the public, including any certification, report, opinion, or review rendered by the external auditors.

<u>External Auditors</u>

(a) Review annually, the performance of the external auditors who shall be ultimately accountable to the Board of Directors and the Committee as representatives of the shareholders of the Company.

(b) Obtain annually, a formal written statement of external auditors setting forth all relationships between the external auditors and the Company, consistent with Independence Standards Board Standard 1.

(c) Review and discuss with the external auditors any disclosed relationships or services that may impact the objectivity and independence of the external auditors.

(d) Take, or recommend that the full Board of Directors take, appropriate action to oversee the independence of the external auditors.

(e) Recommend to the Board of Directors the selection and, where applicable, the replacement of the external auditors nominated annually for shareholder approval.

(f) At each meeting, consult with the external auditors, without the presence of management, about the quality of the Company's accounting principles, internal controls and the completeness and accuracy of the Company's financial statements.

(g) Review and approve the Company's hiring policies regarding partners, employees and former partners and employees of the present and former external auditors of the Company.

(h) Review with management and the external auditors the audit plan for the year-end financial statements and intended template for such statements.

(i) Review and pre-approve all audit and audit-related services and the fees and other compensation related thereto, and any non-audit services, provided by the Company's external auditors. The pre-approval requirement is waived with respect to the provision of non-audit services if:

i. the aggregate amount of all such non-audit services provided to the Company constitutes not more than five percent of the total amount of revenues paid by the Company to its external auditors during the fiscal year in which the non-audit services are provided;

ii. such services were not recognized by the Company at the time of the engagement to be non-audit services; and

iii. such services are promptly brought to the attention of the Committee by the Company and approved prior to the completion of the audit by the Committee or by one or more members of the Committee who are members of the Board of Directors to whom authority to grant such approvals has been delegated by the Committee.

Provided the pre-approval of the non-audit services is presented to the Committee's first scheduled meeting following such approval such authority may be delegated by the Committee to one or more independent members of the Committee.

Financial Reporting Processes

(a) In consultation with the external auditors, review with management the integrity of the Company's financial reporting process, both internal and external.

(b) Consider the external auditors' judgments about the quality and appropriateness of the Company's accounting principles as applied in its financial reporting.

(c) Consider and approve, if appropriate, changes to the Company's auditing and accounting principles and practices as suggested by the external auditors and management.

(d) Review significant judgments made by management in the preparation of the financial statements and the view of the external auditors as to appropriateness of such judgments.

(e) Following completion of the annual audit, review separately with management and the external auditors any significant difficulties encountered during the course of the audit, including any restrictions on the scope of work or access to required information.

(f) Review any significant disagreement among management and the external auditors in connection with the preparation of the financial statements.

(g) Review with the external auditors and management the extent to which changes and improvements in financial or accounting practices have been implemented.

(h) Review any complaints or concerns about any questionable accounting, internal accounting controls or auditing matters.

(i) Review certification process.

(j) Establish a procedure for the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

Other

Review any related-party transactions.

Composition of the Audit Committee

The following are the members of the Committee:

Willis W. Osborne	Not independent	Financially literate
Michael Bolton	Independent	Financially literate
Mamadou Keita	Independent	Financially literate

As defined by Multilateral Instrument 52-110 ("MI 52-110").

Audit Committee Oversight

At no time since the commencement of the Company's most recently completed financial year was a recommendation of the Committee to nominate or compensate an external auditor not adopted by the Board of Directors.

Reliance on Certain Exemptions

At no time since the commencement of the Company's most recently completed financial year has the Company relied on the exemption in Section 2.4 of MI 52-110 *(De Minimis Non-audit Services)*, or an exemption from MI 52-110, in whole or in part, granted under Part 8 of Multilateral Instrument 52-110. The Company is relying upon the exemption in Section 6.1 of MI 52-110 (*Venture Issuers*).

Pre-Approval Policies and Procedures

The Committee has adopted specific policies and procedures for the engagement of non-audit services as described above under the heading "External Auditors".

External Auditor Service Fees (By Category)

The aggregate fees billed by the Company's external auditors in each of the last two fiscal years for audit fees are as follows:

Financial Year Ending	*Audit Fees*	*Audit Related Fees*	*Tax Fees*	*All Other Fees*
May 31, 2006	$12,000	$ -	$850	$ -
May 31, 2005	$ 7,045	$3,800	$610	$3,895

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

Approval and Ratification of Stock Option Plan

The Board of Directors of the Company implemented a stock option plan (the "**Plan**") effective October 16, 2002, which was approved by the TSX Venture Exchange (the "**Exchange**") on January 2, 2003 and the shareholders of the Company on November 26, 2002.

The purpose of the Plan is to allow the Company to grant options to directors, officers, employees and service providers, as additional compensation, and as an opportunity to participate in the profitability of the Company. The granting of such options is intended to align the interests of such persons with that of the shareholders. Options will be exercisable over periods of up to five years as determined by the board of directors of the Company and are required to have an exercise price no less than the Market Price as defined in the Plan prevailing on the day that the option is granted. Pursuant to the Plan, the Board of Directors may from time to time authorize the issue of options to directors, officers, employees and service providers of the Company and its subsidiaries or employees of companies providing management services to the Company or its subsidiaries.

The number of common shares which may be issued pursuant to options previously granted and those granted under the Plan is a maximum of 10% of the issued and outstanding common shares at the time of the grant. In addition, the number of shares which may be reserved for issuance to any one individual may not exceed 5% of the issued shares on a yearly basis. The Plan contains no vesting requirements but provides that if a change of control, as defined therein, occurs, all shares subject to options shall immediately become vested and may thereupon be exercised in whole or in part by the option holder. Under Exchange policy, all such rolling stock option plans which set the number of common shares issuable under the plan at a maximum of 10% of the issued and outstanding common shares must be approved and ratified by shareholders on an annual basis.

Therefore, at the Meeting, shareholders will be asked to pass a resolution in the following form:

> "UPON MOTION IT WAS RESOLVED that the Company approve and ratify, subject to regulatory approval, the Plan pursuant to which the directors may, from time to time, authorize the issuance of options to directors, officers, employees and service providers of the Company and its subsidiaries to a maximum of 10% of the issued and outstanding common shares at the time of the grant, with a maximum of 5% of the Company's issued and outstanding shares being reserved to any one person on a yearly basis."

The full text of the Plan will be available for review at Suite 515, 475 Howe Street, Vancouver, BC, V6C 2B3 during usual business hours up to the date of the Meeting and at the Meeting.

Unless such authority is withheld, the persons named in the enclosed Proxy intend to vote for the approval and ratification of the Plan.

ADDITIONAL INFORMATION

Additional information relating to the Company is on SEDAR at www.sedar.com. Shareholders may contact the Company at Suite 515 – 475 Howe Street, Vancouver, British Columbia, V6C 2B3 to request copies of the Company's financial statements and MD&A.

Financial information is provided in the Company's comparative financial statements and MD&A for its most recently completed financial year which are filed on SEDAR.

OTHER MATTERS

Management of the Company is not aware of any other matter to come before the Meeting other than as set forth in the notice of Meeting. If any other matter properly comes before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares represented thereby in accordance with their best judgment on such matter.

DATED this 22nd day of September, 2006.

BY ORDER OF THE BOARD OF DIRECTORS
OF AFRICAN METALS CORPORATION

"Willis W. Osborne"
Willis W. Osborne,
CEO, CFO and Director